CHINA INFRASTRUCTURE CONSTRUCTION CORPORATION
C915 Jia Hao International Business Center
116 Zizhuyuan Road Haidan District
Beijing, China 100097
Tel. 86-10-5170-9287
Fax 86-10-8844-8198

October 15, 2010

Mr. Edward M. Kelly
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	China Infrastructure Construction Corporation
Pre-effective Amendment No. 3 to
Registration Statement on Form S-1
Filed August 30, 2010
File No 333-165742

Dear Mr. Kelly:

Reference is made to your comment letter, dated September 9, 2010, relating to the subject Registration Statement on Form S-1.  Contemporaneously with the filing of this letter we are filing Amendment No. 4 to Registration Statement on Form S-1.

Because of the market conditions, we do not wish to pursue the underwritten offering any further. As a result, the Registration Statement has been revised to remove the respective prospectus and references to the underwritten offering, and Amendment No. 4 to the Registration Statement includes only the resale prospectus.

Very truly yours,

China Infrastructure Construction Corporation

By:	/s/ Rong Yang
Rong Yang
Chief Executive Officer